UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT

(Amendment No. 1)

THERMO FISHER SCIENTIFIC INC.

(Exact name of registrant as specified in its charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

81 Wyman Street Waltham, MA	02454
(Address of principal executive offices)	(Zip Code)

Seth H. Hoogasian (781) 622-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Explanatory Note

This Amendment No. 1 on Form SD/A to the Specialized Disclosure Report on Form SD of Thermo Fisher Scientific Inc. for the reporting period from January 1 to December 31, 2014, which was filed with the Securities and Exchange Commission on May 29, 2015 (the “Original SD Report”), is being filed solely for purposes of amending and restating the chart of smelters and refineries included in the Conflict Mineral Report filed as an exhibit to the Original SD Report in its entirety.

Except as described above, this Form SD/A does not modify or update disclosure in, or the exhibit to the Original SD Report.

Introduction

This Form SD for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2014 to December 31, 2014.

In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) as outlined in this Form SD and detailed in the accompanying Conflict Minerals Report.

Company Overview

Thermo Fisher is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980. Thermo Fisher has approximately 50,000 employees and serves more than 400,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings. We serve our customers with products through four premier brands, Thermo Scientific, Applied Biosystems, Invitrogen and Fisher Scientific. Our mission is to enable our customers to make the world healthier, cleaner and safer by helping our customers accelerate life sciences research, solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. In line with this mission, we are committed to the responsible sourcing of materials used in our products, and we strive to interact with partners who share these values.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Our overall process for conflict minerals included steps such as defining our conflict minerals program, setting forth our expectations on this topic for our supply base in a conflict minerals statement, designing and executing a reasonable country of origin inquiry (“RCOI”), and performing some supply chain due diligence.

Conflict Minerals Program

In response to the SEC’s Conflict Minerals Rule, we assembled a conflict minerals project team, which is led by a dedicated Project Manager. The goal of this Project Team is to build a strong foundation within and outside of our organization and, with our supply chain partners, to strive for a transparent and responsible supply chain to support conflict minerals reporting for 2014 and in future years. Our company’s conflict minerals statement supports these goals and is available on our public website.

Published Results. A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found publicly on our internet website at: http://www.thermofisher.com.

Item 1.02	Exhibit

Based on our Reasonable Country of Origin inquiry, and subsequent due diligence, we are attaching as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01	Conflict Minerals Report

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 1, 2015	By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	Senior Vice President, General Counsel and Secretary